SECURITI 08026410 ION

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SEC FILE NUMBER
8- 44018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

CFG Financial Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, Chairman & CEO 301-468-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

9737 Washingtonian Boulevard, Suite 400 (Address) Gaithersburg (City) Maryland (State) 20878-7340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Eric G. Meyers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CFG Financial Associates, Inc. (the "Company")** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & CEO
Title

MARJORIE MERTZ
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires Oct. 30, 2011

Marjorie Mertz
Notary Public State of Maryland
My Commission Expires October 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFG Financial Associates, Inc.

Statements Of Financial Condition
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Act of 1934.

CFG Financial Associates, Inc.

Statements Of Financial Condition
December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statement	
Statements Of Financial Condition	2
Notes To Statements Of Financial Condition	3 – 4

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CFG Financial Associates, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of CFG Financial Associates, Inc. (the Company), as of December 31, 2007and 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CFG Financial Associates, Inc., as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Gaithersburg, Maryland
February 13, 2008

CFG Financial Associates, Inc.

Statements Of Financial Condition
December 31, 2007 And 2006

Assets		2007		2006
Cash	$	102,147	$	66,326
Prepaid expenses		3,295		4,312
Total assets	$	105,442	$	70,638

Liabilities And Stockholders' Equity				
Stockholders' equity				
Common stock, $.01 par value - 200,000 shares authorized; 14,493 shares issued and outstanding	$	145	$	145
Additional paid-in capital		155,745		146,245
Loans receivable from stockholders		-		(2,500)
Accumulated deficit		(50,448)		(73,252)
Total stockholders' equity		105,442		70,638
Total liabilities and stockholders' equity	$	105,442	$	70,638

See Notes To Statements Of Financial Condition.

CFG Financial Associates, Inc.

Notes To Statements Of Financial Condition

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: CFG Financial Associates, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commissions (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects in tax laws and rates on the date of enactment.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standard: In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. The Company does not expect the adoption of FIN 48 to significantly impact its financial position or results of operations.

Note 2. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company.

Note 3. Income Taxes

At December 31, 2007 and 2006, for federal and state income tax purposes, the Company had a net operating loss carryforward of approximately $77,000 and $100,000, respectively. Any current year federal and state income tax liabilities are fully offset by this net operating loss carryforward. At December 31, 2007 and 2006, a valuation allowance fully offsets the related deferred tax asset of $30,000 and $39,000, respectively, based on the uncertainty of realization.

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2007, the Company had net capital of $83,147, which was $33,147 in excess of required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1 at December 31, 2007.

Note 5. Financial Instruments With Off-Balance Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2007 and 2006.

END